Filed by Newbury Street II Acquisition Corp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Newbury Street II Acquisition Corp
Commission File No.: 001-42391

Set forth below is an email from Samuel Reeves, Founder and Chief Executive Officer at Fort Robotics, Inc. (“FORT”), to employees of FORT dated August 18, 2026 announcing the proposed business combination between Newbury Street II Acquisition Corp and FORT.

INTERNAL COMMUNICATION: A Message from the CEO

To: All Employees

From: Samuel Reeves

Subject: Important Update: Today’s Announcement and What It Means for You

Dear FORT Team,

I want to take a moment to personally share an important milestone for our company. Today, we are entering a new chapter as we move towards becoming a publicly traded company.

At FORT, we have had the privilege to see the future - our 600+ customers are creating new ways of working in every physical environment, and I believe this is going to change the world for the better. Our mission has always been to unlock the full power of automation by ensuring that robots cause no harm, and we’ve spent the last years building our trust platform to ensure that robots can operate safely and securely in the real world. With physical AI advancing rapidly, and autonomy transforming worksites in every industry, I believe that now is the time to take a big step forward in scaling our platform to meet the demands of tomorrow’s machines.

First, I’d like to thank each and every one of you who has helped get us to this point. This is a significant step in FORT’s growth and reflects the strength of our business, our momentum, and the hard work of every employee who has helped us build a foundation of trust between humans and machines.

Second, I’d like to give you more information on what is happening and what to expect next. There is a bit of legal-ese in here, but it’s included because the details are important and I want to be precise about this.

Today, we signed a definitive agreement to combine with Newbury Street II Acquisition Corp, a publicly traded special purpose acquisition company (SPAC). In the coming weeks, we expect to submit an S-4 Registration Statement with the SEC. The signing of the definitive agreement and the S-4 filing represent the first official steps in our transition. While they are technical documents, their purpose is simple: they act as the rulebook for how we join forces with our partner company and provide a detailed information package so that the public and the SPAC’s shareholders have transparency into our financials, operations, and goals.

The road ahead

It is important to remember that becoming a public company is a long-term process that takes place over several months. Once we file the S-4, we will enter a very specific phase where the SEC reviews our documents in detail.

This is a thorough process where it is completely normal to receive multiple rounds of comments or requests for more detail. We will spend the coming weeks and months responding to those comments and refining our filings. Because this is a rigorous regulatory review, there will be stretches of time where we won’t have major news to share. This is known as the “Quiet Period.” Please don’t mistake that silence for a lack of progress—it just means the gears are turning behind the scenes as we work through the legal requirements.

Why This Approach and Why Now

Going public through this SPAC merger is expected to give us access to the growth capital we need to:

●	Accelerate investment to expand our platform and our reach

●	Extend our Go-To-Market so we can engage globally across the value chain

●	Attract and retain top talent through broad visibility and resources

●	Pursue strategic opportunities, including potential partnerships and acquisitions

The deal should be viewed as a powerful acceleration of the strategy already underway.

A few rules to keep us all safe

Safety is the core of everything we build, and that applies to our communications as well. These rules of the road are designed to protect both the company and you personally from serious legal consequences.

Federal laws require that all investors have access to the same information at the same time. Sharing insider information—such as company metrics, financial performance, future product plans, or stock price predictions—can result in civil and criminal penalties including criminal penalties of up to $5 million and prison terms of up to 20 years. For that reason, please do not discuss the transaction, share material non-public info, or comment on our competitors or the state of the business with anyone outside of FORT. When in doubt, the best policy is to stay silent.

Please follow these guidelines strictly:

●	Do not discuss the transaction: Refrain from commenting on or discussing the merger with anyone outside the company.

●	Social Media Restrictions: You should not discuss the transaction or contents of any SEC filing on any social media, including anonymously. If you are asked about the merger or an SEC filing, your response should either be “No comment,” or “Please refer to our press release” Additionally, please do not post on social media regarding any internal announcements or discussions regarding the listing.

●	Keep internal info internal: Do not share any material non-public information or privileged communications (like internal emails or customer correspondence).

●	No “Forward-Looking” talk: Do not make predictions, share future plans, or comment on our future products or company metrics with outsiders.

●	Stay silent on performance: Do not comment on the state of the business, our financial performance, our competitors, or our stock price.

●	Protect customer data: Never share confidential customer information.

How to handle social media and external questions

Because we are now in a regulated period, there are strict laws about what we can and cannot say. Social media is a particularly high-risk area. Please follow these guidelines strictly:

●	No public discussion: Do not discuss any SEC filings or the transaction on any social media platform, even anonymously.

●	The “No Comment” policy: If you are asked about any SEC filings by anyone outside the company, your response should strictly be: “No comment,” or “Please refer to our press release.” If you receive a media inquiry, please forward it to media@fortrobotics.om

●	Amplify, don’t initiate: We want to celebrate our success, but we must do it correctly. When appropriate, our marketing team will provide specific instructions on how to amplify our official company posts.

●	Internal remains internal: Please do not post about internal announcements, Slack discussions, or company meetings regarding the listing.

What You Can Expect from Us & Where to Get Support

Our goal is to make sure no one is left guessing about what this transition means. We will continue to provide updates as key milestones are reached as we move through regulatory and transaction steps and share clear information about how equity works for those who are eligible. We will also reinforce important rules around trading windows and blackout periods to ensure we remain fully compliant.

I know there will be questions, and we’ll be sharing a number of resources over the next few days to help address them.

●	Please attend the All Hands meeting at 9am Eastern today where we will go through next steps.

●	After the All Hands, we’ll be sharing an FAQ document with answers to common questions.

●	We’ll be setting up a dedicated slack channel for questions about going public.

●	As always you can submit anonymous questions to All Voices.

Closing thoughts

Becoming a publicly traded company is an exciting milestone in FORT’s journey. It brings new responsibilities and visibility, but most importantly, it brings new opportunities for all of us.

It reflects the strength of what we have built together so far—and the potential of what we can achieve in the future. Thank you for everything you do to move FORT forward.

Best regards,

Samuel Reeves

Founder & CEO

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Newbury Street II Acquisition Corp for their consideration. Newbury Street II Acquisition Corp intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Newbury Street II Acquisition Corp’s shareholders in connection with Newbury Street II Acquisition Corp’s solicitation of proxies for the vote by Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FORT stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to FORT stockholders and Newbury Street II Acquisition Corp shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Newbury Street II Acquisition Corp and FORT shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Newbury Street II Acquisition Corp in connection with the proposed transaction, as these documents will contain important information about Newbury Street II Acquisition Corp, FORT and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Newbury Street II Acquisition Corp with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Newbury Street II Acquisition Corp, 121 High St, Floor 3, Boston, Massachusetts 02110.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding FORT’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding FORT’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the FORT’s ability to attract, retain and expand its customer base; FORT’s deployment of proceeds from capital raising transactions; FORT’s expectations concerning relationships with strategic partners, suppliers, governments and other third parties; FORT’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting FORT’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for FORT to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of FORT and Newbury Street II Acquisition Corp.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Newbury Street II Acquisition Corp’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that FORT is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; FORT’s historical net losses and limited operating history; FORT’s expectations regarding future financial performance, capital requirements and unit economics; FORT’s use and reporting of business and operational metrics; FORT’s competitive landscape; FORT’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; FORT’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the FORT’s reliance on strategic partners and other third parties; the FORT’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Newbury Street II Acquisition Corp could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against FORT or Newbury Street II Acquisition Corp; failure to realize the anticipated benefits of the proposed transaction; the ability of Newbury Street II Acquisition Corp or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Newbury Street II Acquisition Corp’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by FORT, Newbury Street II Acquisition Corp or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of FORT’s and Newbury Street II Acquisition Corp’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While FORT and Newbury Street II Acquisition Corp may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Newbury Street II Acquisition Corp’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Newbury Street II Acquisition Corp’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Newbury Street II Acquisition Corp is not an investment in any of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Newbury Street II Acquisition Corp, which may differ materially from the performance of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Newbury Street II Acquisition Corp, FORT and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Newbury Street II Acquisition Corp with the SEC. You can find more information about Newbury Street II Acquisition Corp ’s directors and executive officers in Newbury Street II Acquisition Corp’s final prospectus related to its initial public offering filed with the SEC on November 1, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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